SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated March 30 and April 11, 2016, filed by the Company with the Mercado de Valores de Buenos Aires S.A. and the Comisión Nacional de Valores.

By letters dated March 30, 2016 and April 11, 2016, IRSA Propiedades Comerciales S.A. (the “Company”) reported that, as a result of its offer to purchase for cash pursuant to the Offer to Purchase and Consent Solicitation Statement, dated March 3, 2016, as amended, it purchased US$59,152,000 and US$352,000 aggregate principal amount of its 7.875% Notes due 2017, Series No. 1 (the “Notes”) on March 28, 2016 and April 8, 2016, respectively.

Consequently, and in accordance with the Indenture, dated as of May 11, 2007, among the Company, as issuer, The Bank of New York Mellon (formerly The Bank of New York), as trustee (the “Trustee”), co-registrar, principal paying agent and transfer agent, and Banco Santander Río S.A., as registrar, paying agent, transfer agent and representative of the Trustee in Argentina (the “Representative”), providing for the issuance of the Notes, on March 28, 2016 and April 8, 2016, the Company instructed:
(1)
the Trustee to cancel US$59,152,000 and US$352,000 aggregate principal amount of the Notes, and to make such reduction by an adjustment on the records of the register for the Notes maintained by the Trustee in its capacity as Co-Registrar and by endorsement on the Global Securities representing the Notes; and

(2)	the Representative, in its capacity as Registrar, to reflect such reduction by an adjustment on the records of the register for the Notes maintained by the Representative in its capacity as Registrar.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: April 15, 2016